March 21, 2014

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Matthews International Corporation
Form 10-K for the Year Ended September 30, 2013
Filed November 27, 2013
Form 10-Q for the Period Ended December 31, 2013
Filed February 5, 2014
File Number 000-09115

Dear Mr. O’Brien:

Thank you for your review of the above referenced documents filed by Matthews International Corporation (the “Company”).  The Company respectfully requests an extension of time to respond to your comments.  The reasons for this request include:

•	provide time to gather the appropriate information necessary to respond to your comments;
•	provide time for a review of your comments and our responses by PricewaterhouseCoopers, the Company’s independent registered public accounting firm; and
•	the financial staff that will be involved in gathering the information for our responses will also be involved in the Company’s fiscal second quarter financial closing process.

Accordingly, the Company respectfully requests an extension of time to April 18, 2014 to respond to your comments.

Should you have any questions regarding the above matters, please contact me at 412-442-8262.

Sincerely,

 /s/ Steven F. Nicola
Steven F. Nicola
Chief Financial Officer